4/1/2002


02007159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-36804

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2002 WASH, D.C. SECTION 354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FISN, Inc.
DBA First Internet Securities Network

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 Montgomery Lane, Suite 880
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Coan — (240) 497-0400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Santos, Postal & Company, PC
(Name — *if individual, state last, first, middle name*)

11300 Rockville Pike, Suite 1202	Rockville	MD	20852
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/1/2002

OATH OR AFFIRMATION

I, Thomas M. Coan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Internet Securities Network, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title

State of Maryland
County of Montgomery



Erdal Elmas Notary Public
My commission Expires: 7-1-2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exempt under paragraph k(2)ii
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✕ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FISN, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

Member
American Institute of
Certified Public Accountants

Howard J. Postal
George E. Christopher, Jr.
Charles B. Postal
Merle L. Postal
J. Michael Broullire

Angelo D. Santos



Santos, Postal & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ONE CENTRAL PLAZA · SUITE 1202 · 11300 ROCKVILLE PIKE · ROCKVILLE, MARYLAND 20852 · TELEPHONE (301) 770-1450 · FAX (301) 770-1674

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
FISN, Inc.
Bethesda, MD 20814

We have audited the accompanying balance sheets of FISN, Inc. as of December 31, 2001 and 2000, and the related statements of operations, retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FISN, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santos, Postal & Company, P.C.

February 13, 2002

TABLE OF CONTENTS

FISN, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

	2001	2000
CURRENT ASSETS:		
Cash	$ 21,542	$ 19,628
Cash Deposits with Clearing Organization	488,714	340,851
Certificates of Deposits Held in Trading Account	20,245	-
Commissions Receivable - Broker	9,862	15,994
- Other	14,955	26,813
Prepaid Income Taxes	-	11,870
Deferred Income Tax Benefit	9,897	-
Total Current Assets	565,215	415,156
PROPERTY AND EQUIPMENT:		
Furniture and Equipment	146,164	135,601
Automobiles	47,788	47,788
Leasehold Improvements	7,363	7,363
	201,315	190,752
Less: Accumulated Depreciation	123,075	93,041
Net Property and Equipment	78,240	97,711
OTHER ASSETS:		
Deposit	9,815	9,815
Investment in Securities, Not Readily Marketable	3,300	3,300
	13,115	13,115
TOTAL ASSETS	$ 656,570	$ 525,982

The accompanying notes are an integral part of these financial statements.

FISN, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES:		
Note Payable Under Line of Credit Arrangement	$ 12,955	$ 20,339
Current Portion of Capital Lease Obligations	13,674	17,159
Accounts Payable	-	6,416
Commissions Payable	72,056	16,680
Payroll Taxes Withheld	6,579	5,560
Income Taxes Payable	47,597	-
Deferred Income Taxes	-	3,764
Total Current Liabilities	152,861	69,918
LONG TERM LIABILITIES		
Capital Lease Obligations, Net of Current Portion Above	36,823	44,995
Total Liabilities	189,684	114,913
STOCKHOLDERS' EQUITY:		
Common Stock, $1 Par Value, 1,000 Shares Authorized, 100 Shares Issued and Outstanding	100	100
Paid-in Capital	14,900	14,900
Retained Earnings	451,886	396,069
Total Stockholders' Equity	466,886	411,069
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 656,570	$ 525,982

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
Retained Earnings - Beginning of Year	$ 396,069	$ 358,806
Net Income	55,817	37,263
Retained Earnings - End of Year	$ 451,886	$ 396,069

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
FEE INCOME	$ 1,739,324	$ 1,553,887
OPERATING EXPENSES:		
Advertising	38,960	43,135
Co-Brokers Fees	2,568	42,553
Depreciation	30,034	33,357
Data Services	58,825	57,340
Entertainment	5,554	6,991
Insurance	52,059	48,466
Interest	7,258	3,127
Leasing	14,730	16,947
Office Expense	16,786	17,383
Professional Services	17,361	21,856
Regulatory Fees	21,131	29,279
Rent	122,323	81,734
Repairs and Maintenance	10,825	10,566
Retirement Plan Contribution	25,076	10,170
Salaries and Commissions - Officers	296,367	253,881
- Others	794,211	709,475
Supplies	16,230	18,280
Taxes - Payroll	53,835	55,516
Taxes - Other	4,078	617
Telephone	25,451	23,316
Training	3,470	6,666
Travel	24,238	17,833
Total Operating Expenses	1,641,370	1,508,488
INCOME FROM OPERATIONS	97,954	45,399

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
INCOME FROM OPERATIONS	$ 97,954	$ 45,399
INTEREST INCOME	262	381
OTHER INCOME	2,286	-
INCOME BEFORE INCOME TAXES	100,502	45,780
INCOME TAXES	44,685	8,517
NET INCOME	$ 55,817	$ 37,263

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 55,817	$ 37,263
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:		
Depreciation	30,034	33,357
Changes In:		
Commissions Receivable	17,990	(4,116)
Income Taxes Receivable	11,870	(8,992)
Deferred Income Tax Benefit	(9,897)	-
Accounts Payable	(6,416)	6,416
Commissions Payable	55,376	(33,178)
Payroll Taxes Withheld	1,019	935
Deferred Income Tax Payable	(3,764)	3,764
Income Taxes Payable	47,597	(53,392)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	199,626	(17,943)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(10,563)	(34,975)
Purchase of Investment Securities	-	(3,300)
Deposit	-	(1,706)
Increase (Decrease) in Deposits with Clearing Organizations	(147,863)	39,948
Certificate of Deposit Held in Trading Account	(20,245)	-
NET CASH USED BY INVESTING ACTIVITIES	(178,671)	(33)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net Borrowings Under Line of Credit Arrangement	(7,384)	20,339
Principal Payments on Lease Obligations	(11,657)	(6,899)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	$ (19,041)	$ 13,440

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
NET INCREASE (DECREASE) IN CASH	$ 1,914	$ (4,536)
CASH, BEGINNING OF YEAR	19,628	24,164
CASH, END OF YEAR	$ 21,542	$ 19,628
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest Paid	$ 7,207	$ 3,127
Income Taxes Paid	$ 11,532	$ 67,137
NONCASH INVESTING AND FINANCING TRANSACTIONS:		
Equipment Acquired Under Capital Lease Agreement	$ -	$ 69,053

The accompanying notes are an integral part of these financial statements.

FISN, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

FISN, Inc. was incorporated in the District of Columbia on February 15, 1984 for the purpose of providing brokerage, investment advisory, and venture capital services. The Company operates through two divisions, First Internet Securities Network (formerly known as First Income Securities Network), which is a regulated securities broker-dealer and Federally Insured Savings Network, which assists in the placement of time deposits with financial institutions. Approximately 90% of the Company's revenues are derived from the operations of First Internet Securities Network. The Company does not hold any funds or securities for the account of securities customers and clears all its securities customer transactions through another broker-dealer on a fully disclosed basis. It is, therefore, exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

USE OF ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

ACCOUNTING BASIS

The financial statements of FISN, Inc. are prepared on the accrual basis whereby revenues are recognized when earned and expenditures when incurred. The Company prepares its income tax returns on the cash basis of accounting.

DEPRECIATION

Depreciation of property and equipment is computed using accelerated methods over the useful lives of the assets.

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent the future tax return consequences of differences between the bases of certain assets and liabilities for financial and tax reporting which will be either deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

ACCOUNTS RECEIVABLE

The Company's receivables are primarily from broker/dealers and financial institutions located throughout the United States. All accounts at December 31, 2001 and 2000 are considered to be collectible. Accordingly, no provision has been made for losses on uncollectible accounts.

DEPOSITS WITH CLEARING ORGANIZATION

The Company maintains a $50,000 good faith deposit with the broker/dealer through which it clears its securities transactions. The total of all cash deposits with clearing organizations at December 31, 2001 and 2000 was $488,714 and $340,851, respectively.

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and sick days depending on job classification, length of service, and other factors. The Company's policy is to recognize the costs of compensated absences when actually paid to employees. In management's opinion, this method is not materially different than current recognition of costs and, therefore, no accrual is necessary.

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

CASH EQUIVALENTS

For the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent.

NOTE 2: CONCENTRATIONS OF CREDIT RISK

At December 31, 2001 and 2000, the Company's cash deposit with its clearing broker exceeded the Securities Investor Protection Corporation (SIPC) insurance limit by $388,714 and $240,851, respectively.

NOTE 3: INVESTMENT IN SECURITIES

At December 31, 2001, the Company held a certificate of deposit in its trading account which cost $20,245 which approximated its market value.

The Company holds 300 shares of securities which are not readily marketable. The securities are valued at cost.

NOTE 4: LINE OF CREDIT ARRANGEMENT

The Company maintains a line of credit arrangement with American Express Small Business Services. The line of credit is unsecured and has a cash advance limit of $54,000. Interest is computed on the outstanding principal at an annual percentage rate of 11.49%. At December 31, 2001 and 2000, the outstanding balances were $12,955 and $20,339, respectively.

FISN, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 5: INCOME TAXES

The net deferred tax assets and liabilities in the accompanying balance sheet include the following components:

	2001	2000
Deferred tax assets	$ 9,897	$ -
Deferred tax liabilities	-	(3,764)
Deferred tax valuation allowance	-	-
Net deferred tax assets/liabilities	$ 9,897	$ (3,764)

Deferred taxes are the result of the Company using the cash basis of accounting for income tax purposes, and the difference in depreciation methods used for tax purposes.

Significant components of the provision for income taxes for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Federal	$ 46,984	$ 275
State	11,362	1,600
Total Current	58,346	1,875
Deferred:		
Federal	(9,096)	4,161
State	(4,565)	2,481
Total Deferred	(13,661)	6,642
Total Provision for Income Taxes	$ 44,685	$ 8,517

The difference between the statutory tax rate and the Company's effective tax rate of 44% in 2001 and 19% in 2000 is due to the effect of state income taxes and certain non-deductible items.

NOTE 6: LEASES

The Company has non-cancelable operating leases for office space and office furniture and equipment that expire through 2006.

Future minimum annual non-cancelable payments under operating lease agreements as of December 31, 2001 are as follows:

For the year ended December 31,	2002	$ 122,841
	2003	126,517
	2004	125,315
	2005	127,215
	2006	79,640

The Company leases office furniture and equipment under capital leases that have a cost of $69,053, accumulated depreciation of $34,082 and a net book value of $34,971. Depreciation on the leased property of $23,314 is included in depreciation expense.

The future minimum lease payments under the capital leases and the net present value of the future minimum lease payments at December 31, 2001 are as follows:

Total minimum lease payments	$	60,137
Amount representing interest		(9,640)
Present value of net minimum lease payments		50,497
Current portion		(13,674)
Long-term Capital Lease Obligation	$	36,823

The aggregate maturities of the Company's capital leases liability are as follows:

For the year ended December 31,	2002	$	17,160
	2003		17,160
	2004		17,160
	2005		8,657
		$	60,137

NOTE 7: RETIREMENT PLAN

The Company maintains an employee salary reduction plan (Simple-IRA) under section 408(p) of the Internal Revenue Code. The Company matches the employee's elective deferral on a dollar for dollar basis, not to exceed 3% of the employee's compensation or $6,000, as indexed. For the year ended December 31, 2001, the Company's share of contributions totaled $25,076.

NOTE8: RELATED PARTY TRANSACTIONS

During 2000, an officer and stockholder of the Company served as financial operating principal for Monument Distributors, Inc., a registered broker dealer, in which neither the Company nor the stockholder owned an interest. In June 2001, the officer resigned from the position. No commissions were received from or paid to Monument Distributors, Inc. in 2001.

FISN, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL

Total Stockholders' Equity	$ 466,886
Deductions:	
Securities Not Readily Marketable	3,300
Commissions Receivable - Other	14,955
Fixed Assets, Net of Depreciation and Fixed Liabilities Adequately Secured by Assets Acquired for Use in the Ordinary Course of Trade or Business	27,743
Deposit	9,815
Total Deductions	55,813
Net Capital Before Haircuts on Securities Positions	411,073
Haircuts on Securities [computed pursuant to Rule 15c3-1 (c)(2)(vi)(E)(6)]	(607)
Net Capital	$ 410,466

AGGREGATE INDEBTEDNESS

Total Liabilities Included on Balance Sheet	$ 189,684
Less: Fixed Liabilities Adequately Secured by Assets Acquired for Use in the Ordinary Course of Trade or Business	50,497
Total Aggregate Indebtedness	$ 139,187

FISN, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM CAPITAL REQUIRED [under subparagraph (a)(2) or Rule 15c3-1]	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$ 310,466
EXCESS OF NET CAPITAL AT 1500%	$ 380,942
EXCESS OF NET CAPITAL AT 1000%	$ 376,302
Ratio: Aggregate Indebtedness to Net Capital	.34 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of FORM X-17A-5 as of December 31, 2001)

Net Capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 410,466
Audit Adjustments:	-
	$ 410,466

FISN, INC.

SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

The Company does not receive or otherwise hold funds or securities for, or owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in Section (k)(2)(ii).

Required Deposit	None

Member
American Institute of
Certified Public Accountants

Howard J. Postal
George E. Christopher, Jr.
Charles B. Postal
Merle L. Postal
J. Michael Broullire

Angelo D. Santos



Santos, Postal & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ONE CENTRAL PLAZA · SUITE 1202 · 11300 ROCKVILLE PIKE · ROCKVILLE, MARYLAND 20852 · TELEPHONE (301) 770-1450 · FAX (301) 770-1674

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
FISN, Inc.
4800 Montgomery Lane
Suite 880
Bethesda, MD 20814

In planning and performing our audit of the financial statements and supplemental schedules of FISN, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the

objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Santos, Postal & Company, P.C.

February 13, 2002